Exhibit 1.1
Summary of Non-Management Director Compensation Action
On January 26, 2007, the Board of Directors approved the payment of the following special committee fees to the members and chair of the ad hoc Special Litigation Committee retroactive to 2005:

Committee members	$10,000 per year
Committee chair	$20,000 per year
The chair of the Special Litigation Committee is Mr. George A. Lorch. The members of the Special Litigation Committee are Dr. Charles M. Lillis, Ms. Juanita H. Hinshaw, and Mr. William E. Green.